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                             March 1, 2023

       Richard Haderer
       Chief Financial Officer and Director
       Wolverine Resources Corp.
       #55-11020-Williams Road
       Richmond, British Columbia, Canada V7A 1X8

                                                        Re: Wolverine Resources
Corporation
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2022
                                                            Filed September 14,
2022
                                                            File No. 000-53767

       Dear Richard Haderer:

              We have reviewed your February 2, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our January 23,
       2023 letter.

       Form 10-K/A

       Mineral Properties, page 6

   1.                                                   We re-issue comment 1.
Please file an S-K 1300 compliant technical report on EDGAR
                                                        in the event you wish
to incorporate your technical report by reference, otherwise please remove this
incorporation by reference statement from your filing.
 Richard Haderer
FirstName  LastNameRichard
Wolverine Resources   Corp. Haderer
Comapany
March      NameWolverine Resources Corp.
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
       You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Craig Arakawa at at 202-551-3650 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation